UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

TAIGA BUILDING PRODUCTS LTD.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Sangra Moller LLP

(Name of Person(s) Furnishing Form)

14% Subordinated Notes

(Title of Class of Subject Securities)

87402AAA6

(CUSIP Number of Class of Securities (if applicable))

Sangra Moller LLP

c/o Mihai Ionescu, Partner

1000 Cathedral Place, 925 West Georgia Street

Vancouver, British Columbia, Canada

V6C 3L2

+1 (604) 662-8808

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

Part I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit Number	Description

1	Exchange Offer and Consent Solicitation Statement of the Company dated September 29, 2017.

2	Consent and Letter of Transmittal.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the Exchange Offer and Consent Solicitation Statement included as Exhibit 1.

Part II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Description

3	Annual information form of the Company dated June 22, 2017.

4	Management information circular of the Company dated June 22, 2017.

5	Comparative audited consolidated financial statements of the Company for the financial year ended March 31, 2017, together with the notes thereto and the auditors’ report thereon.

6	Management’s discussion and analysis of financial condition and results of operations of the Company for the financial year ended March 31, 2017.

7	Comparative unaudited consolidated financial statements of the Company for the three month period ended June 30, 2017, together with the notes thereto.

8	Management’s discussion and analysis of financial condition and results of operations of the Company for the three month period ended June 30, 2017.

Part III - CONSENT TO SERVICE OF PROCESS

(1)	Sangra Moller LLP is filing with the U.S. Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

Part IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAIGA BUILDING PRODUCTS LTD.

By:	/s/ Mark Schneidereit-Hsu
Name:	Mark Schneidereit-Hsu
Title:	Chief Financial Officer
Date:	October 4, 2017